Filed by Consolidated Communications Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: FairPoint Communications, Inc.
File No. of Related Registration Statement: 333-215758

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CNSL – Q4 2016 CONSOLIDATED COMMUNICATIONS HOLDINGS INC EARNINGS CALL

EVENT DATE/TIME: FEBRUARY 23, 2017 / 4:00PM GMT

Client Id: 77

FEBRUARY 23, 2017 / 4:00PM, CNSL - Q4 2016 Consolidated Communications Holdings Inc Earnings Call

CORPORATE PARTICIPANTS

Jennifer Spaude *Consolidated Communications Holdings Inc. - Director of IR*

Bob Udell *Consolidated Communications Holdings Inc. - President & CEO*

Steve Childers *Consolidated Communications Holdings Inc. - CFO*

CONFERENCE CALL PARTICIPANTS

Scott Goldman *Jefferies LLC - Analyst*

Barry Sine *Drexel Hamilton - Analyst*

Jon Charbonneau *Cowen and Company - Analyst*

Adam Ilkowitz *Citigroup - Analyst*

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to Consolidated Communications Holdings, Inc's fourth-quarter 2016 results conference call.

(Operator Instructions)

I would like to introduce your host for today's conference, Ms. Jennifer Spaude, Director of Investor Relations. Ma'am, please begin.

Jennifer Spaude - *Consolidated Communications Holdings Inc. - Director of IR*

Thank you, and good morning everyone. We appreciate you joining us today for our fourth-quarter earnings call. Joining me on the call today are Bob Udell, President and Chief Executive Officer, and Steve Childers, Chief Financial Officer. After our prepared remarks we will open the call up for questions.

Please review the Safe Harbor provisions in our press release and in our SEC filings for information about forward-looking statements and related risk factors. This call may contain forward-looking statements within the meanings of the federal securities laws. Such forward-looking statements reflect, among other things, management's current expectations, plans, and strategies, and anticipated financial results. All of which are subject to known and unknown risks, uncertainties, and factors that may cause actual results to differ materially from those expressed or implied by these forward-looking statements.

Today's discussion will also include certain non-GAAP financial measures. Our earnings release for the fourth-quarter results have been posted on the Investor Relations section of our website at Consolidated.com. It does include reconciliation of these measures to the nearest GAAP equivalent. I will now turn the call over to Bob Udell.

Bob Udell - *Consolidated Communications Holdings Inc. - President & CEO*

Thanks Jennifer, and good morning everyone. I appreciate you joining us today. I will provide highlights for both the fourth quarter and the full year, and Steve will provide a more detailed review of the financials.

We took important steps through several strategic transactions to sharpen and refine our focus on our core business and broadband strategy while enhancing shareholder value. Most recently, we announced our agreement to acquire FairPoint Communications, an acquisition consistent with

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FEBRUARY 23, 2017 / 4:00PM, CNSL - Q4 2016 Consolidated Communications Holdings Inc Earnings Call

our strategy to sustain and grow cash flow. The addition of FairPoint will significantly expand Consolidated's broadband reach and scale by adding more than 21,000 fiber route miles and 13 new states to our service area.

We believe this combination will create significant benefits for our combined customers and shareholders as we realize important growth opportunities, and ultimately become a stronger Company.

Consolidated has a successful track record of integrating Companies. We believe we are in an excellent position to leverage FairPoint's enterprise-class fiber optic network along with our extensive product and service portfolio that benefit our carrier, commercial, and consumer customer groups. We are currently working on the required approvals and are making great progress with the target of closing on the transaction by mid-2017.

In January, we were granted Hart-Scott-Rodino approval and secured the financing to fund the acquisition on very favorable terms. We, in collaboration with FairPoint, have completed all required state and federal merger applications. The calendars have been set and we are working through the regulatory process in each state. Overall, I am very pleased with the progress made to date on the FairPoint acquisition, and I'm very confident in the many benefits we will realize with this merger and the increase in scale.

Additionally, our acquisition of Illinois-based Champaign Telephone Company closed on July 1, 2016. This is a great example of a successful tuck-in acquisition and another important step we took to expand our commercial strategy and our fiber network. It brought us a metro fiber network in the Champaign-Urbana area, connecting more than 300 lit buildings and a commercial and enterprise customer base which is adjacent to our existing Illinois operations.

We also took steps in 2016 to refine and focus on our core strategy by completing 2 divestitures. First we sold our rural Iowa ILEC property last August. These communities will be better served by adjacent incumbents who acquired the assets, allowing us to allocate our capital dollars to best support our broadband strategy in these markets with higher returns.

Second, we completed the divestiture of our equipment and services business in December, which allows us to concentrate on our network-based business and broadband services. We formed a partnership with the acquiring Company to support our network customers with IT services nationwide. It is the combination of these four transactions that sharpens and refines our focus on our core business and broadband strategy. These transitions strengthen our business, improve EBITDA margins, cash flows, and our ability to deliver long-term growth and shareholder value.

Now let me give you an overview of our fourth-quarter results. We continued our strategy of extending our fiber network, maximizing commercial and carrier revenues while producing cash flows which support our dividend. Revenue totaled $175.9 million in the fourth quarter and adjusted EBITDA was $72 million. In 2016 we invested more than $125 million, or 16% of revenue, back into the business, and returned $78.4 million to our shareholders in dividends. This resulted in a solid payout ratio for the year of 71%.

Let me highlight some of the results within the quarter, and our customer channels. First, within our commercial channel we had another strong quarter of growth in Metro ethernet and data connections with an increase of 7% in the quarter and 22% for the year. We recently won a contract for a 34-site medical service network in Texas, providing a private ethernet network solution with gigabit capacity, which will be utilized for telemedicine. The solution, which is a good example of our consultative sales approach, will be fully installed by mid-year, and brings with it a total contract value of $16 million.

In 2016, we continued to expand our fiber footprint, growing our network by 434 route miles, which supported our carrier teams' addition of a net 28 new towers and 270 additional on-net buildings, which also create an opportunity for our commercial team.

In addition we secured our first small-cell contracts and saw demand for proposals of these picking up. Despite increased price compression, we grew carrier and commercial revenues 2% in 2016.

Within our consumer channel, we continue to focus on securing the broadband pipe to the home and offering higher-speed connections at competitive prices. We now offer over 90% of our marketable homes a broadband connection of 20 meg per second or higher and 42% can receive

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FEBRUARY 23, 2017 / 4:00PM, CNSL - Q4 2016 Consolidated Communications Holdings Inc Earnings Call

our 100 meg product. The number of customers subscribing to our 1-gig speed offering has more than doubled in the last year. And the demands for higher speeds will continue and our network, our service, and our support are key differentiators.

In Q4, data and broadband connections grew by 2,900. However, consumer revenue was down, primarily due to voice services and digital TV declines. As you know, we are focused on delivering a profitable video product while we focus our customers on over-the-top versus traditional cable TV offerings. With that, I will turn the call over to Steve for the financial review. Steve.

Steve Childers - *Consolidated Communications Holdings Inc. - CFO*

Thanks Bob, and good morning to everyone. As Bob mentioned, the fourth quarter was a very important quarter for us as we completed several strategic transactions. This morning I will review our fourth-quarter financial results compared to the fourth quarter 2015. I will also update you on 2 financings we did in the quarter, and I will end by updating our guidance for 2017.

Operating revenue for the fourth quarter was $175.9 million compared to $188.2 million a year ago. Over half of the $12.3 million decline was due to divestitures of our equipment services business and the Iowa ILEC. Subsidy revenue net of the Iowa ILEC sale was down $1.0 million for the quarter after the second step down of CAF-II funding which occurs each year in the third quarter.

We grew commercial and carrier revenue despite price compression and churn on carrier accounts. Consumer revenue was impacted by the sale of our Iowa ILEC, and continuing decline in voice and access revenue. 82% of our revenue mix in the fourth quarter was from business and broadband services as we continue to grow strategic revenue to counter the expected legacy declines.

Total operating expenses exclusive of depreciation and amortization were $115.3 million compared to $121.8 million for the same quarter last year. The improvement in operating expenses in 2016 is the result of our continued focus on cost structure, product margin expansion, as well as the sale of the equipment business and the Iowa ILEC.

Net interest expense for the quarter was $20 million compared to $19.3 million for the fourth quarter of 2015. In October we did a refinancing of our term debt that resulted in a 25 basis point rate reduction for an annualized cash interest savings of over $2 million. We also amortized one month or $1.2 million as a commitment fee on the FairPoint acquisition financing. I will talk in a little bit more detail about each of these financings in a few minutes.

Other income net was $9.8 million compared to $9.4 million in the fourth quarter of 2015. Cash distributions from our wireless partnerships in the quarter were $8.9 million as compared to $11.2 million a year ago. Distributions totaled $32.1 million in 2016, down $13.2 million from 2015, which did include approximately $10 million in nonrecurring distribution, for our share of proceeds from the sale of partnership-owned tower sales.

Weighing all these factors and adjusting for certain items as outlined in the table on our press release, adjusted net income was $5.5 million in the fourth quarter and adjusted net income per share was $0.11, which compares to $8.1 million and $0.16 per share in the same period 2015.

Adjusted EBITDA was $72 million in the fourth quarter compared to $79.4 million in the prior year. Approximately $2 million of the decline is due to the fourth-quarter performance of the equipment services business and as a result of the sale of the business on December 6, as well as the September 1 sale of the Iowa ILEC.

Cash distributions from wireless were down $2.3 million. As mentioned earlier, we also saw declines in subsidies due to the second annual step down in Connect America Fund in the third quarter. We also continued to experience erosion in legacy voice and access revenues.

Adjusted EBITDA for 2016 was $305.8 million compared to $328.9 million for 2015. The primary differences in the year-over-year results are that 2015 included a $10 million of nonrecurring wireless distribution as well as the fourth-quarter sale of the Enventis billing software business. 2016 includes the divestitures of the equipment business and the Iowa ILEC.

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FEBRUARY 23, 2017 / 4:00PM, CNSL - Q4 2016 Consolidated Communications Holdings Inc Earnings Call

In the quarter we made $31 million in capital investments and invested $125 million into the business for the full year 2016. We have flexibility in our capital plans with two-thirds tied to success-based opportunities with a continued focus on fiber deployment, and our capital investments have to meet our internal paybacks and returns.

From a liquidity standpoint, we ended the quarter with approximately $27 million in cash and the full $110 million available in our revolver. For the quarter, our total net leverage ratio was 4.46.

Cash available to [pay] dividends was $25.1 million resulting in a payout ratio of 78.2% for the quarter compared to our 2016 full-year payout ratio of 71%. Last year we delivered value to our shareholders through $78.4 million in declared dividends. And with respect to our dividend, our Board of Directors declared the next quarterly dividend of approximately $0.39 per common share payable on May 2, 2017, to shareholders of record on April 15, 2017. This will represent our 47th consecutive quarterly dividend.

We significantly improved our financial flexibility and capital structure with two financings in the fourth quarter. In October we refinanced our legacy secured term debt, which resulted in extending term by 3 years and the coupon interest rate was reduced 25 basis points as it was repriced to 3%. We also extended the maturity of the revolver by 3 years, and upsized it from $75 million to $110 million. As part of the refinance, the [recurrence] assessed for secured leverage was increased to 3 times from 2.75 times.

Additionally, in the fourth quarter, we also secured financing commitments under a new incremental term loan facility for the acquisition of FairPoint Communications. The new loan facility provides up to $935 million that will be drawn at closing. The terms, conditions, and covenants of a new incremental term loan facility are materially consistent with the Company's existing term loan and will be treated as a fungible tack-on to the existing facility at close. The new facility has an interest rate of LIBOR pus 3% with a 1% LIBOR floor.

We are extremely pleased with the outcome of both of these transactions and we have significantly de-risked our capital structure by getting the acquisition financing behind us. We will pay monthly ticking fees, which started to accrue January 2015 through the closing at a similar rate to the effective rate on the term debt. We greatly appreciate the strong support of our plan to acquire FairPoint by our underwriters and our bank group.

Now let me share our guidance for 2017. On a standalone basis and without giving effect of the pending FairPoint acquisition, we expect cash interest cost to be in the range of $70 million to $72 million. Cash income taxes are expected to be less than $2 million. And we expect capital expenditures to be in the range of $115 million to $120 million.

We will reset guidance after we close on the FairPoint transaction. With that, I will now turn the call back over to Bob for closing remarks.

Bob Udell - *Consolidated Communications Holdings Inc. - President & CEO*

Thanks Steve. In closing today I'm confident in our ability to execute, deliver results, and return value to our shareholders. We are focused on investing for the future, expanding our fiber footprint, and growing our strategic revenues. It is the combination of these steps that provide long-term sustainability and value to our shareholders, our customers, and our employees. We look forward to closing on the FairPoint acquisition. Once we do, we will be dedicated to ensuring a smooth and seamless integration while extending our business and broadband strategy across the combined footprint. With that, Vince will take any questions at this time.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

The first question is from Scott Goldman, Jefferies, your line is open.

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FEBRUARY 23, 2017 / 4:00PM, CNSL - Q4 2016 Consolidated Communications Holdings Inc Earnings Call

Scott Goldman - *Jefferies LLC - Analyst*

Hey. Good morning everybody, couple of questions if I could. First on the revenue side of the equation looking particularly at commercial and carrier. I guess a two-parter. I'm wondering if there is any impact from the timing of any of the sales or transactions that would have impacted the 4Q results? But then as we look out into 2017, I think Bob, you mentioned, maybe Steve as well, price compression and churn offsetting some of the gains you are seeing in Metro ethernet. Wondering how we should think about price compression and churn and how that might impact 2017 commercial and carrier revenue?

And then secondly, Bob, on the FairPoint, obviously you had a couple of more months to maybe dig under the hood a little bit. I'm wondering if there is anything you've discovered you know as you have been digging deeper that gets you more excited about that deal than when you first announced it?

Bob Udell - *Consolidated Communications Holdings Inc. - President & CEO*

Yes Scott, thanks for the question. I will take the second part of the first question first, if you can follow that. And then we will get to FairPoint after Steve piles on.

First, in terms of price compression. We are seeing cost per Meg as well as some interest by the wireless backhaul customers of ours in larger deals across our entire footprint. That is where scale will work to our favor with the FairPoint acquisition. And in this case, it caused us to rewrite some TDM circuits, larger deals, down as we expanded the term of those contracts and replaced them with ethernet. So that is kind of the inflection point we experienced in the fourth quarter on a price compression basis. In terms of the moving parts around the deals, Steve, do want to comment on that?

Steve Childers - *Consolidated Communications Holdings Inc. - CFO*

Sure. Scott, I think your question was directly with the divestitures of EIS in Iowa, the impact that had on fourth-quarter revenues. So EIS did have a major impact on overall consolidated revenue. You can see by the breakout on the revenue schedule in the press release, but it would not have impacted or directly impacted the commercial and carrier line that you asked about. The Iowa sale of the ILEC or the Iowa ILEC sale would have had more of an impact on consumer and subsidies. But there are probably $300,000 to $400,000 in commercial revenue that we didn't get in the fourth quarter due to the sale.

Bob Udell - *Consolidated Communications Holdings Inc. - President & CEO*

The way to think about this, the way we think about this, is it's a 3% growth opportunity that we pursue each year. And we would not expect that to be any different. The pipeline is strong, it's bigger than it has ever been in terms of sold revenue to be installed. It is a higher percent of facilities-based orders with our expanded footprint based on network buildouts and so we feel pretty good about our consultative sales approach, and the runway ahead for 2017.

Scott Goldman - *Jefferies LLC - Analyst*

That's very helpful. Just one quick housekeeping. The equipment sales and service line, does that completely go away in 2017? Is there anything in there that was not part of the sale of that business?

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FEBRUARY 23, 2017 / 4:00PM, CNSL - Q4 2016 Consolidated Communications Holdings Inc Earnings Call

Bob Udell - *Consolidated Communications Holdings Inc. - President & CEO*

The EIS line -- yes, Scott, it will go away. There's a couple of revenue sharing opportunities based on the partnership agreement that we have with E-Plus, the company that bought the asset. But it will probably, that [build] revenues will probably flow through the commercial revenue line.

Scott Goldman - *Jefferies LLC - Analyst*

I appreciate the color, thanks guys.

Bob Udell - *Consolidated Communications Holdings Inc. - President & CEO*

As far as the FairPoint question, Scott, we grow increasingly more excited the more we learn about the team there, the opportunity to leverage that footprint. They have done some things really right on the carrier and the very large customer side that we are going to exploit in our playbook for commercial and consumer. So I would say that our excitement around the opportunity continues to grow and that process is on track and we feel good about the progress.

Scott Goldman - *Jefferies LLC - Analyst*

Great, thanks Bob.

Operator

Thank you, our next question is from Barry Sine of Drexel Hamilton, your line is open.

Barry Sine - *Drexel Hamilton - Analyst*

Good morning folks. Bob, kind of a long question for you. You guys obviously operate in a lot of pretty disparate markets with different dynamics. Could you give us a quick whirlwind tour of the markets, what the economy is looking at -- like, what is spending looking like? You know, what is the competitive situation looking like?

Bob Udell - *Consolidated Communications Holdings Inc. - President & CEO*

Wow.

Barry Sine - *Drexel Hamilton - Analyst*

In 10 words or less. [laughter]

Bob Udell - *Consolidated Communications Holdings Inc. - President & CEO*

Yes. Let me do it this way. And I will start at a high level. Our predominant carrier -- or predominant competitors are the cable guys. And where we see them most aggressive is in consumer and small biz. Our facilities-based and service discipline really positions us well against all of them, and the one-off fiber competitors that we have in various areas.

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FEBRUARY 23, 2017 / 4:00PM, CNSL - Q4 2016 Consolidated Communications Holdings Inc Earnings Call

We look for reasonable returns. And so the only challenging positions that we get in is where scale works against us, and we can't use the scale that others might have to benefit offsetting postalized pricing that some of the larger wireless guys are pursuing. We are very excited that the FairPoint deal helps put us in a better position from a scale perspective.

So when you go market by market you really have to handicap the competition based on the effectiveness of the cable competitor that is there. And the smaller more nimble ones like Midcontinent in the North, Armstrong, they are pretty good competitors and they can move more quickly. the Comcast, the Time Warner's, we feel very effective to compete against. And they are in the huge Texas markets, the Pennsylvania market. Some of it is Comcast, some of it is Armstrong. So it really varies market by market.

Let me say this on a broad sense. There was a little bit slower decision-making that we saw across all of our markets through the election time period of third and fourth quarter last year. That was obvious in a lot of wireless proposals that went out for small sales as well as on the commercial front. And when you are making facilities-based decisions there are usually longer lead times.

But I think there was some election paralysis that set in for a short time. That is starting to free up. Also when you look across the US markets, you know, we are seeing you know a nice resurgence in the South in Texas, even though oil is still not growing tremendously in value. That market seems normalized in terms of what we used to see as leading indicators as out of business labels through our directory out there. That is fairly well stabilized. I'm seeing a more positive sign from an economic leading indicators that we watch for the starter, but I would say third and fourth quarter was a little bit softer than we had seen in the past.

Barry Sine - *Drexel Hamilton - Analyst*

Okay. And next talk about the sales force a little bit. Are you still growing sales headcount? Where are you at in terms of the size in the quota-bearing sales force? And what are you looking like in terms of productivity? Are they all up to speed, are there still gains that you can have from the existing sales force?

Bob Udell - *Consolidated Communications Holdings Inc. - President & CEO*

We are making some additions in markets where we see the more significant growth potential. And I would say we are trading that headcount around to maximize our opportunity. We are pretty stable at around 80 quota-bearing and with the whole team at about 140, which includes management and sales engineers. We are feeling I would say pretty stable.

The thing that we have done to enhance our distribution capability is really develop a three-pronged approach on the sales side. So all of our FTEs, full-time equivalent direct sales folks, have stayed relatively stable at about 80 quota-bearing. The reason we have you know 140 total in this organization is, we've got a consultative approach that supports not only a direct channel but also the two other channels agents and inside sales. We have really beefed up the inside sales that focuses on our bronze customer, so that we can more effectively compete with the cable guys, who are fairly effective in that customer profile or size.

And the agent program is just beginning to get really good traction for us towards the end of fourth quarter. You may remember we signed an agreement with a national agent provider that has really been, you know, showing good signs of building a solid funnel. So you can't really count it exclusively on our 80 FTE agents, that is going to be a fairly stable number, even though we trade the resources between our most fertile markets.

Barry Sine - *Drexel Hamilton - Analyst*

Okay. And then again, shifting gears over to FairPoint; just talk about the approval process. We have pretty good visibility in the 3 New England states, hearings are going on, and I haven't seen many major issues crop up. The telecom group of properties there's a lot of states going on there. How many do you need to actually go through a PUC process? And once you get that closed, do you see synergies? I know for example, Pennsylvania has a property just south of your Pittsburgh property.

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Bob Udell - *Consolidated Communications Holdings Inc. - President & CEO*

I can't answer specific synergy questions at this stage around Pennsylvania, because I just don't know. You know, until we get underneath the covers and work more closely with management who will be involved in that decision-making process, what those synergies are going to look like. But what I do know is, we are well along in the process. I can't remember -- Steve, do you have the number? Out of the 17 states there are 14 of them that are telecom. There are roughly 7 or 8 that require formal approval process. And there is a corresponding 5 or 6 I think that we have already gotten approval in. And so it is moving along quite efficiently. You know there are normal snags here and there, but nothing that's surprising and nothing we haven't faced before.

Barry Sine - *Drexel Hamilton - Analyst*

Okay, my last question is on the Verizon distribution. The step down in 4Q versus a year ago. Was that due, were there some tower proceeds in the year-ago fourth quarter? If not, what is driving that? And then if you have any sense of what 2017 will look like? Specifically, are there any known one-timers that may impact your distributions on the Verizon properties?

Steve Childers - *Consolidated Communications Holdings Inc. - CFO*

This is Steve. The distributions for full-year 2016 are $32 million compared to kind of our normalized run rate for the prior years of being around $35 million. And I think on the one-time distributions for tower sales we called out the $10 million that we received last year. I guess they actually sold the tower second quarter, we got our pro rata share of the proceeds in third quarter.

There is nothing relative to the tower sales has happened subsequently to that. I think what we are seeing are the distributions were primarily in a couple of specific markets for the partnerships that we are involved in. One in Texas, the Houston SMSA, as well as one of the Pittsburgh RSAs that Verizon is just accelerating some of the 4G LTE buildout in those markets. Particularly in Houston, they were doing a little bit of prep for the Superbowl that just happened.

So again, if they're building on the data side of the network, maybe it's a short-term inconvenience relative to the distributions. But hopefully we will see greater distributions down the road as they enhance the data profile. They are also making -- they are getting much more competitive with Sprint and T-Mobile now with the device plans. I think they're really just starting to match kind of the offerings for those programs. So we expect to see the numbers improve going forward.

But again, for 2016, I would kind of put you in the $32 million to $35 million range. We hope we start seeing and getting to the high side as they move through some of the CapEx deployment.

Barry Sine - *Drexel Hamilton - Analyst*

Okay, that's my questions. Thank you gentlemen.

Operator

Thank you. Our next question is from Jon Charbonneau of Cowen and Company, your line is open.

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Jon Charbonneau - *Cowen and Company - Analyst*

Great, thank you for taking the questions. Can you just give us an update on how we should be thinking about EBITDA margins, this year, especially given the sale of your equipment business? And then within your consumer business, can you also give an update on how we should be thinking about potential price increases over the course of this year? Thank you.

Steve Childers - *Consolidated Communications Holdings Inc. - CFO*

John, this is Steve. I will take the first part. Overall on EBITDA margins, I think for the fourth quarter we were roughly 41% and that's with wireless being down just a little bit. If you take EIS out of there, and that is basically for full-year, it is $45 million in revenue, roughly $4 million in EBITDA. I would probably expect to see, again, if everything else remained steady, just from a EBITDA margin perspective, EBITDA margins probably improve 200 basis points.

Bob Udell - *Consolidated Communications Holdings Inc. - President & CEO*

With respect to the consumer business, we continue as you know to focus on profitability and a transition of the video product over the top. RPU remains relatively stable if not slightly increasing. Price increases were just put in place at the beginning of this year or toward the end of -- I guess was it was the end of December? So those will be getting traction here in the next quarter's results.

Jon Charbonneau - *Cowen and Company - Analyst*

Great, thank you.

Operator

Thank you, our next question is from Adam Ilkowitz of Citi, your line is open.

Adam Ilkowitz - *Citigroup - Analyst*

Thank you very much. I wanted to revisit the wireless backhaul pricing that you had mentioned -- a lot of others in the industry have seen it too. Is that something that is fully priced into the fourth quarter? And with the change in pricing, have you completely or mostly mitigated the pricing change from moving from TDM to ethernet for that customer?

Bob Udell - *Consolidated Communications Holdings Inc. - President & CEO*

Yes, specific to actually two of those customers. But that is an evolutionary item for us. And for the industry. There are fewer and fewer of those TDM-oriented overhangs out there. So I don't expect them to be as significant as we experienced this past quarter. However, we have been incredibly successful at turning them into extended terms or additional sites that we are either currently building out, or will, as we complete additional negotiations. So that is about as much specificity as I can give on that for now.

Adam Ilkowitz - *Citigroup - Analyst*

I guess just to finalize that, do you expect additional pressure from those two contracts in the first quarter? Or was the fourth quarter fully priced in that pressure?

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Bob Udell - *Consolidated Communications Holdings Inc. - President & CEO*

With those, with one of those contracts it is fully priced in. With the second, there is still a little overhang.

Adam Ilkowitz - *Citigroup - Analyst*

And then if we were to remove those two contracts from the quarter, would you have been able to grow commercial revenue sequentially, or just the data and transport lines sequentially? Maybe you could help us understand how that impacted the sequential change in commercial and carrier?

Bob Udell - *Consolidated Communications Holdings Inc. - President & CEO*

Eric, we are looking at our analysis here. I think the answer is, growth obviously would have been a little bit higher. But right now we couldn't give you a firm number on that. So we could get back to you on that. But obviously with price compression and the churn we had in the late third-quarter early fourth-quarter did impact fourth-quarter numbers. And we will just you know [will ask]. I think we would have been positive overall, I just can't tell you how much right now.

Adam Ilkowitz - *Citigroup - Analyst*

And then just one final one. Given that the FairPoint acquisition is going to be increasing the scale, I don't know how handy any numbers are on this. But do you have a sense of how much of your commercial and carrier revenue is coming from perhaps multiple regions versus just one region? How many sell in Illinois and Houston for example versus just Houston.

Bob Udell - *Consolidated Communications Holdings Inc. - President & CEO*

That is a good question. We do look at that. We don't quite frankly disclose in that level of detail, we don't disclose market data on a specific basis. I would tell you this. The number of multiple state inquiries on especially the carrier front are increasing. It's just a natural evolution that the carrier is looking to remain competitive on their cost structure, wireless carriers, and squeeze the network providers as a result. So that is where scale has been a significant priority of ours you know within our playbook for that customer channel. So what it was five years ago, or even two years ago, is different than what it is now. And it would be tough to give you know even a rough percentage.

Adam Ilkowitz - *Citigroup - Analyst*

Okay, thank you very much.

Operator

Thank you. At this time there are no other questions in queue, I would like to turn it back to Mr. Udell for any closing comments.

Bob Udell - *Consolidated Communications Holdings Inc. - President & CEO*

Thanks Vincent. Thank you all again for joining us today. We look forward to updating you on our first quarter results and progress with the FairPoint acquisition in the near future. With that, thank you and have a great day.

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Client Id: 77

FEBRUARY 23, 2017 / 4:00PM, CNSL - Q4 2016 Consolidated Communications Holdings Inc Earnings Call

Operator

Ladies and gentlemen, thank you for participation in today's conference. This concludes the program, you may now disconnect. Everyone have a great day.

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SafeHarbor The Securities and Exchange Commission (“SEC”) encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. Certain statements in this communication are forward-looking statements and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. These forward-looking statements reflect, among other things, current expectations, plans, strategies, and anticipated financial results of Consolidated Communications Holdings, Inc. (the “Company”) and FairPoint Communications, Inc. (“FairPoint”), both separately and as a combined entity. There are a number of risks, uncertainties, and conditions that may cause the actual results of the Company and FairPoint, both separately and as a combined entity, to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include the timing and ability to complete the proposed acquisition of FairPoint by the Company, the expected benefits of the integration of the two companies and successful integration of FairPoint’s operations with those of the Company and realization of the synergies from the integration, as well as a number of factors related to the respective businesses of the Company and FairPoint, including economic and financial market conditions generally and economic conditions in the Company’s and FairPoint’s service areas; various risks to stockholders of not receiving dividends and risks to the Company’s ability to pursue growth opportunities if the Company continues to pay dividends according to the current dividend policy; various risks to the price and volatility of the Company’s common stock; changes in the valuation of pension plan assets; the substantial amount of debt and the Company’s ability to repay or refinance it or incur additional debt in the future; the Company’s need for a significant amount of cash to service and repay the debt and to pay dividends on its common stock; restrictions contained in the Company’s debt agreements that limit the discretion of management in operating the business; legal or regulatory proceedings or other matters that impact the timing or ability to complete the acquisition as contemplated, regulatory changes, including changes to subsidies, rapid development and introduction of new technologies and intense competition in the telecommunications industry; risks associated with the Company’s possible pursuit of acquisitions; system failures; losses of large customers or government contracts; risks associated with the rights-of-way for the network; disruptions in the relationship with third party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services; telecommunications carriers disputing and/or avoiding their obligations to pay network access charges for use of the Company’s and FairPoint’s network; high costs of regulatory compliance; the competitive impact of legislation and regulatory changes in the telecommunications industry; liability and compliance costs regarding environmental regulations; the possibility of disruption from the integration of the two companies making it more difficult to maintain business and operational relationships; the possibility that the acquisition is not consummated, including, but not limited to, due to the failure to satisfy the closing conditions; the possibility that the merger or the acquisition may be more expensive to complete than anticipated, including as a result of unexpected factors or events; and diversion of management’s attention from ongoing business operations and opportunities. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements are discussed in more detail in the Registration Statement on Form S-4 that the Company filed with the SEC on January 26, 2017, as amended on February 24, 2017, that includes a joint proxy statement of the Company and FairPoint and which also constitutes a prospectus of the Company and in the Company’s and FairPoint’s respective filings with the SEC, including the Annual Report on Form 10-K of the Company for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016, under the heading “Item 1A—Risk Factors,” and the Annual Report on Form 10-K of FairPoint for the year ended December 31, 2015, which was filed with the SEC on March 2, 2016, under the heading “Item 1A—Risk Factors,” and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by each of the Company and FairPoint. Many of these circumstances are beyond the ability of the Company and FairPoint to control or predict. Moreover, forward-looking statements necessarily involve assumptions on the part of the Company and FairPoint. These forward-looking statements generally are identified by the words "believe," "expect," "anticipate," "estimate," "project," "intend," "plan," "should," "may," "will," "would," "will be," "will continue" or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and FairPoint, and their respective subsidiaries, both separately and as a combined entity to be different from those expressed or implied in the forward-looking statements. All forward-looking statements attributable to us or persons acting on the respective behalf of the Company or FairPoint are expressly qualified in their entirety by the cautionary statements that appear throughout this communication. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, each of the Company and FairPoint disclaim any intention or obligation to update or revise publicly any forward-looking statements. You should not place undue reliance on forward-looking statements.

Important Merger Information and Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, the Company and FairPoint have and will file relevant materials with the SEC. The Company filed a Registration Statement on Form S-4 on January 26, 2017, as amended on February 24, 2017, that includes a joint proxy statement of the Company and FairPoint and which also constitutes a prospectus of the Company. The Company and FairPoint will mail the final definitive joint proxy statement/prospectus to their respective stockholders when it becomes available. **Investors are urged to read the joint proxy statement/prospectus regarding the proposed transaction, which contains important information, and any amendments thereto when they become available.** The joint proxy statement/prospectus and other relevant documents that have been or will be filed by the Company and FairPoint with the SEC are or will be available free of charge at the SEC's website, www.sec.gov, or by directing a request when such a filing is made to Consolidated Communications Holdings, Inc., 121 South 17th Street, Mattoon, IL 61938, Attention: Investor Relations or to FairPoint Communications, Inc., 521 East Morehead Street, Suite 500, Charlotte, North Carolina 28202, Attention: Secretary.

The Company, FairPoint and certain of their respective directors, executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. **Information about the directors and executive officers of the Company is set forth in its definitive proxy statement, which was filed with the SEC on March 28, 2016. Information about the directors and executive officers of FairPoint is set forth in its definitive proxy statement, which was filed with the SEC on March 25, 2016, and in the joint proxy statement/prospectus.** These documents can be obtained free of charge from the sources listed above. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus, and any amendments thereto that the Company and FairPoint file with the SEC when they become available.